SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

BIOTIME INC.
(Name of Issuer)
Common Shares, no par value	09066L105
(Title of class of securities)	(CUSIP number)

Steven Bayern
26 West Broadway #1004
Long Beach, NY 11561

(516) 431-2121
(Name, address and telephone number of person authorized to receive notices and communications)

September 2, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ☐.

Note:  When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s))
(Page 1 of 12 Pages)

CUSIP No. 09066L105	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON: Cyndel & Co., Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ____________**
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES	7	SOLE VOTING POWER	169,227
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	169,227
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	169,227
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0.7%
14	TYPE OF REPORTING PERSON:	CO

CUSIP No. 09066L105	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON: Steven Bayern. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: **
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER:
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	991,721
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	991,721
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	991,721
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	4.1%
14	TYPE OF REPORTING PERSON:	IN

CUSIP No. 09066L105	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON: Cynthia Bayern. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: **
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	379,300
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	379,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:3	379,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	1.6%
14	TYPE OF REPORTING PERSON:	IN

CUSIP No. 09066L105	13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON: Patrick Kolenick. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	435,100
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	604,327
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	435,100
PERSON WITH	10	SHARED DISPOSITIVE POWER:	604,327
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	1,039,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	4.3%
14	TYPE OF REPORTING PERSON:	IN

CUSIP No. 09066L105	13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON: Huntington Laurel Partnership S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES	7	SOLE VOTING POWER:	443,194
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	443,194
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 443,194
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):.	1.9%
14	TYPE OF REPORTING PERSON:	PN

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Statement on Schedule 13D dated December 26, 2005, as amended by Amendment No. 1 dated April 18, 2006, Amendment No. 2 dated July 19, 2006, Amendment No. 3 dated August 3, 2006, and Amendment No. 4 dated February 20, 2007 (the “Statement”)) relating to the common shares, no par value (the “Shares”), of BioTime Inc., a California corporation (the “Company”), and is filed by and on behalf of the undersigned reporting persons (collectively, the “Reporting Persons”).  Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information on each Reporting Person’s respective cover sheet and presented in response to Item 6 is incorporated by reference herein.

ITEM 4.	PURPOSE OF TRANSACTION

The information presented in response to Item 6 is incorporated by reference herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)           As of the date of this statement, each of the Reporting Persons beneficially owned the Shares and the percentage of the outstanding Shares of the Company shown on their respective cover page, which information is incorporated by reference herein by such Reporting Person.  The percentages are based upon the number of shares shown as outstanding on the Company’s annual report on Form 10-Q for the three months ended June 30, 2008.

(b)           As of the date of this statement, each of the Reporting Persons had the sole or shared power to vote or direct the vote, and the shared power to dispose or to direct the disposition of the Shares shown on their respective cover page, which information is incorporated by reference herein by such person.  Steven Bayern and Cynthia Bayern are deemed to share voting and investment power with respect to the Share and Warrants they individually own.  Cynthia Bayern is not deemed to share voting or investment power with respect to Shares and Warrants held by Cyndel or by Huntington Laurel partnership even though Steven Bayern shares voting and investment power with respect to those Shares and Warrants with Patrick Kolenik.  Steven Bayern and Cynthia Bayern disclaim beneficial ownership of the Shares owned by Mr. Kolenik.  Patrick Kolenik disclaims beneficial ownership of the Shares owned by Steven Bayern and Cynthia Bayern.

(c)           Schedule I shows information concerning sales of Shares and Warrants of the Company by the Reporting Persons since the filing of Amendment No. 4.  The sales reported on Schedule I were made through open market transactions.  Other information concerning transactions by the Reporting Persons since the filing of Amendment No. 4 is set forth in Item 6.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Statement.

(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On April 9, 2008, Steven Bayern entered into a Consulting Agreement with the Company, under which Mr. Bayern provides financial relations services.  The Company granted Mr. Bayern an option to purchase 250,000 Shares at exercise prices shown in the table below.  The option will not be exercisable except to the extent it has vested.  The option will vest, and thereby become exercisable, in installments, in the number of shares, and on the dates shown in following table:

Number of Option Shares	Exercise Price Per Share	Vesting Date
75,000	$1.00	April 9, 2008
50,000	$1.25	December 1, 2008
50,000	$1.50	March 1, 2009
75,000	$2.00	June 1, 2009

Only the vested portion of the option is included in the Shares shown in this Report as beneficially owned by Mr. Bayern.

The option will vest only if Mr. Bayern is still engaged as a consultant on the vesting date.  If the Company terminates the consulting agreement after September 1, 2008 and the termination date is not a vesting date, the option will vest as to a portion of the shares that would have vested on the next vesting date, based upon the number of days elapsed since September 1, 2008, with respect to the portion of the option scheduled to vest on December 1, 2008, or based upon the number of days elapsed since the previous vesting date in all other cases.  The option expires at 5:00 p.m., California time, on August 31, 2011 and will not be exercisable after that time.

The Company will pay Mr. Bayern a fee of $5,000 per month commencing September 1, 2008 if the consulting agreement remains in effect.  Either the Company or Mr. Bayern may elect to terminate the consulting agreement at any time upon written notice.  Otherwise, the consulting agreement will terminate on August 31, 2009, or upon his death or disability.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:  September 3, 2008

Steven Bayern

Cynthia Bayern

Patrick Kolenik

Cyndel & Co., Inc.

By:
Patrick Kolenik, President

Huntington Laurel Partnership

By:	Huntington Laurel Capital Management LLC
General Partner

By:
Steven Bayern,
Member

By:
Patrick Kolenik
Member

SCHEDULE I

Common Shares Sold

Seller	Date	Number of Shares	Price Per Share
Cynthia Bayern	May 3, 2007	16,500	$0.70
Cynthia Bayern	May 4, 2007	2,500	$0.70
Cynthia Bayern	May 7, 2007	7,500	$0.65
Cynthia Bayern	August 4, 2008	2,500	$0.85
Cynthia Bayern	August 5, 2008	7,500	$0.80
Cynthia Bayern	August 6, 2008	30,000	$0.89
Steven Bayern	August 28, 2008	80,000	$1.376
Steven Bayern	August 29, 2008	5,000	$1.58
Steven Bayern	August 29, 2008	5,000	$1.60
Steven Bayern	August 29, 2008	5,000	$1.68
Steven Bayern	August 29, 2008	5,000	$1.72
Steven Bayern	August 29, 2008	5,000	$1.75
Steven Bayern	August 29, 2008	5,000	$1.79
Steven Bayern	August 29, 2008	5,000	$1.78
Steven Bayern	August 29, 2008	5,000	$1.75
Steven Bayern	August 29, 2008	5,000	$1.79
Steven Bayern	September 2, 2008	3,000	$1.79
Cyndel & Co.	August 29, 2008	6,249	$1.44
Cyndel & Co.	August 29, 2008	5,000	$1.46
Cyndel & Co.	August 29, 2008	5,000	$1.58
Cyndel & Co.	August 29, 2008	5,000	$1.50
Cyndel & Co.	August 29, 2008	5,000	$1.53
Cyndel & Co.	August 29, 2008	5,000	$1.64
Cyndel & Co.	August 29, 2008	5,000	$1.73
Cyndel & Co.	August 29, 2008	4,400	$1.70
Cyndel & Co.	August 29, 2008	5,600	$1.72
Cyndel & Co.	September 2, 2008	25,000	$1.82

Warrants Sold

Seller	Date	Number of Warrants	Price Per Warrant
Cynthia Bayern	May 3, 2007	10,000	$0.20
Cynthia Bayern	May 7, 2007	7,000	$0.16
Cynthia Bayern	May 8, 2007	8,000	$0.16
Cynthia Bayern	May 29, 2007	5,000	$0.20
Steven Bayern	October 23, 2007	5,000	$0.10
Cynthia Bayern	August 28, 2008	5,300	$0.25
Steven Bayern	August 28, 2008	25,000	$0.25
Cynthia Bayern	August 29, 2008	8,900	$0.34
Cynthia Bayern	August 29, 2008	3,500	$0.40

The Shares shown as having been sold by Cynthia Bayern were owned by her in a partnership with an unaffiliated third party.  That partnership no longer owns any Shares.